SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

ANNUAL GENERAL MEETING

The shareholders of BRASKEM S.A. are hereby called to attend the Annual General Meeting, to be held at the Company’s headquarters located at Rua Eteno, 1561, Pólo Petroquímico, in the Municipality of Camaçari, State of Bahia, on April 2, 2013, at 10:00 a.m., in order to deliberate on the following Agenda: 1) examine, discuss and vote on the Management Report and the respective Manager Accounts and Financial Statements containing Explanatory Notes regarding the financial year ended on December 31, 2012, accompanied by the opinion of the independent auditors and the opinion of the Fiscal Board; 2) approval of the results of the financial year ended on December 31, 2012, with part of the capital reserve used to compensate the balance of the loss ascertained; 3) elect the members of the Fiscal Board; and 4) establish the overall annual compensation of the managers and the members of the Fiscal Board.

Camaçari/BA, February 27, 2013.

Marcelo Bahia Odebrecht

Chairman of the Board of Directors

General Information:

1. Information provided in items 12.6 to 12.10 of the Reference Form regarding the Fiscal Board candidates indicated and supported by the controlling shareholder, the proposed compensation of the managers, the information provided in item 13 of the Reference Form, the information and documents set out in Article 9 of Securities Commission (CVM) Ruling No. 481/09, as well as the other information relevant to the exercise of the right to vote at the Meeting were made available to the Company’s shareholders as established in the referred CVM Ruling No. 481/09, and may be accessed through the website of the CVM (www.cvm.gov.br), of BM&FBOVESPA (www.bmfbovespa.com.br), or the Company (www.braskem.com.br/ri).

2. In order to facilitate the work of the Meeting, the Company’s Management requests that shareholders file with the Company, 72 hours prior to the date set for the Meeting, the following documents: (i) slip issued by the financial institution, which is the escrow agent of the book-entry shares held thereby, evidencing ownership of the shares up to 8 days as of the date of the Meeting; (ii) power of attorney, duly regularized pursuant to law, in the event a shareholder is represented by a proxy, with certification of grantor’s signature; and/or (iii) as to the shareholders participating in the fungible custody of registered shares, the statement indicating the respective ownership interest, issued by the competent body. The shareholder or the respective legal representative shall attend the Meeting with his/her proper identity documents.

3. In view of the Health, Security and Environment Rules (SSMA) in force at the Company’s headquarters, which establish the guidelines for access control and circulation of persons and vehicles in the internal and external areas of the headquarters, the shareholders, as well as their legal representatives at the Meeting convened herein, are requested to arrive at least 30 minutes before the scheduled start time of the Meeting, seeking to assure compliance with the training procedures for basic SSMA instructions in force at the Company, which are available for consultation at its headquarters.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.